

August 4, 2022

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
1320 Ridder Park Drive
San Jose, CA 95131

> **Re: Broadcom Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2021**
> **Response Dated July 11, 2022**
> **File No. 001-38449**

Dear Ms. Spears:

We have reviewed your July 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

Response Dated July 11, 2022

Risk Factors, page 13

1. Your response to comment 2 states that transition risks related to climate change were not identified as being reasonably expected to have a material effect on your business, operating results, or financial condition in connection. Please explain how you concluded on the materiality of the effects of climate change and determined that disclosure was not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 35

2.   Your response to comment 4 refers to capital expenditures for climate-related projects at your Fort Collins, Colorado facility. Please tell us about and quantify climate-related projects at your other facilities for the periods covered by your Form 10-K.

3.   As your response to prior comment 6 does not provide all of the requested information, it is reissued in part. Please include the quantification requested by our comment (including with regards to the cost of insurance) on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

4.   We note your response to prior comment 6. Please further explain how you considered providing disclosure regarding the physical impacts of climate change, such as effects on the severity of weather, as it appears that you may be vulnerable to severe weather or climate-related events. For example, your response notes the wildfires in Colorado in fiscal 2020 and disclosure on page 22 of your Form 10-K states that many of your facilities, and those of your contract manufacturers and suppliers, are located in California and the Pacific Rim region which have severe weather activity. We also note from your ESG Report that "climate change is creating serious issues for the Colorado and western U.S. regions" and that you have response plans for various situations "including climate-related weather events, like wildfires, hurricanes, flooding and blizzards." In addition, explain in greater detail how you considered disclosing the effects of potential weather-related disruptions to the operations of your customers.

    Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing